UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

Dated:  March 18, 2008

Commission File Number: 333-141113

BRITANNIA BULK PLC

Dexter House
2nd Floor
2 Royal Mint Court
London  EC3N 4QN
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                 Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(1):

Yes ☐                             No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(7):

Yes ☐                            No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                             No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Britannia Bulk Announces Date for Conference Call and Release of Fourth Quarter and Full Year 2007 Results

LONDON, England March 18, 2008 – Britannia Bulk Plc (“Britannia”) announced today that it will host a conference call to present and discuss its results for the quarter and year ended December 31, 2007 on Thursday, March 20, 2008.  Britannia expects to release its results for this period on Wednesday, March 26, 2008.

Conference Call Announcement

Britannia will host a conference call on Thursday, March 20 at 4:00 p.m. GMT/12:00 noon EST to review its results for the quarter and year ended December 31, 2007.  To participate in the call, please dial 888-855-5838 for callers in North America and 719-457-2637 for callers elsewhere.  The title of the call is “Britannia Bulk Plc Earnings Call” and the call confirmation code is 4710227.  A replay of the call will be available and may be accessed by calling 888-203-1112 for callers in North America and 719-457-0820 for callers elsewhere.  The reservation number for the replay is 4710227.  Please note further that conference call materials will be made available on Britannia’s website prior to the conference call on Thursday, March 20.

About Britannia Bulk Plc.

Britannia Bulk Plc is an international provider of drybulk shipping and maritime logistics services with a leading market position in transporting drybulk commodities in and out of the Baltic region.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRITANNIA BULK PLC

/s/ Fariyal Khanbabi
Fariyal Khanbabi
Date: March 18, 2008	Chief Financial Officer